Exhibit 99.3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

ASCENTAGE PHARMA GROUP INTERNATIONAL

亞盛醫藥集團

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6855)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the AGM of Ascentage Pharma Group International (the “Company”) will be held at 68 Xinqing Road, Suzhou Industrial Park, Suzhou, Jiangsu, China on May 19, 2025 at 10:00 a.m. to transact the following business. In this notice, unless the context otherwise requires, capitalized terms used herein shall have the same meanings as those defined in the circular of the Company (the “Circular”) dated April 16, 2025.

ORDINARY RESOLUTIONS

1.	To consider and adopt the audited consolidated financial statements of the Company and the reports of the Directors and the auditor for the year ended December 31, 2024.

2.	(a)	To re-elect Dr. Yang Dajun as an Executive Director.

(b)	To re-elect Mr. Ye Changqing as an Independent Non-executive Director.

(c)	To re-elect Ms. Marina S. Bozilenko as an Independent Non-executive Director.

(d)	To re-elect Dr. Debra Yu as an Independent Non-executive Director.

(e)	To re-elect Marc E. Lippman, MD as an Independent Non-executive Director.

3.	To authorize the Board to fix all Directors’ remuneration.

4.	To re-appoint Ernst & Young as auditor of the Company, to hold office until the conclusion of the next annual general meeting of the Company, and to authorize the Board to fix their remuneration.

5.	To consider and, if thought fit, pass (with or without amendments), the following resolution as an ordinary resolution:

“THAT:

(a)	subject to paragraph (c) below, a general mandate be and is hereby generally and unconditionally given to the Directors during the Relevant Period (as defined below) to allot, issue and deal with the Shares (including sale or transfer of Treasury Shares (has the same meaning ascribed to it under the Rules Governing the Listing of Securities (the “Listing Rules”) on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”), if any) and to make or grant offers, agreements and options which would or might require the exercise of such powers;

(b)	the mandate in paragraph (a) above shall authorize the directors of the Company to make or grant offers, agreements and options during the Relevant Period which would or might require the exercise of such powers after the end of the Relevant Period;

(c)	the aggregate number of Shares allotted or agreed conditionally or unconditionally to be allotted and issued by the Directors pursuant to the mandate in paragraph (a) above, otherwise than pursuant to:

(i)	a Rights Issue (as defined below);

(ii)	the exercise of the conversion rights attaching to any convertible securities issued by the Company;

(iii)	an issue of Shares pursuant to any restricted share unit scheme adopted by the Company;

(iv)	any adjustment of rights to subscribe for shares under any options and warrants or a special authority granted by the shareholders of the Company; or

(v)	the exercise of any subscription rights which may be granted under any share option scheme or similar arrangement for the time adopted by the Company,

shall not exceed 20% of the total number of Shares in issue (excluding Treasury Shares, if any) as at the date of the passing of this resolution (subject to adjustment in the case of any consolidation or subdivision of shares of the Company after the date of the passing of this resolution), and the said mandate shall be limited accordingly; and

(d)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable law of the Cayman Islands to be held; and

(iii)	the date on which such mandate is revoked or varied by an ordinary resolution of the shareholders in general meeting.

“Rights Issue” means an offer of shares open for a period fixed by the Directors to holders of Shares or any class of Shares whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such Shares as at that date (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory applicable to the Company).”

6.	To consider and, if thought fit, pass (with or without amendments), the following resolution as an ordinary resolution:

“THAT:

(a)	subject to paragraph (b) below, a general mandate be and is hereby generally and unconditionally given to the Directors to exercise during the Relevant Period (as defined below) all the powers of the Company to repurchase the Shares on the Stock Exchange or any other stock exchange on which Shares may be listed and recognized by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws, and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or those of any other recognized stock exchange as amended from time to time;

(b)	the total number of Shares to be repurchased by the Company pursuant to the mandate in paragraph (a) above shall not exceed 10% of the total number of Shares in issue (excluding Treasury Shares, if any) as at the date of the passing of this resolution (subject to adjustment in the case of any consolidation or subdivision of shares of the Company after the date of the passing this resolution), and the said mandate shall be limited accordingly; and

(c)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable law of the Cayman Islands to be held; and

(iii)	the date on which such mandate is revoked or varied by an ordinary resolution of the shareholders in general meeting.”

7.	To consider and, if thought fit, pass (with or without amendments), the following resolution as an ordinary resolution:

“THAT conditional upon the passing of the resolutions set out in items 5 and 6 of the notice convening this meeting (the “Notice”), the unconditional general mandate granted to the Directors to allot, issue and deal with additional shares and to make or grant offers, agreements, and options which might require the exercise of such power pursuant to the resolution set out in item 5 of the Notice be and is hereby extended by the addition thereto of an amount representing the aggregate number of Shares repurchased by the Company under the mandate granted pursuant to the resolution set out in item 6 of the Notice, provided that such amount shall not exceed 10% of the total number of Shares in issue (excluding Treasury Shares, if any) as at the date of the passing of this resolution (subject to adjustment in the case of any consolidation or subdivision of shares of the Company after the date of the passing of this resolution).”

By Order of the Board
Ascentage Pharma Group International
Dr. Yang Dajun
Chairman and Executive Director

Suzhou, The People’s Republic of China, April 16, 2025

Notes:

1.	All resolutions at the AGM will be taken by poll (except where the chairman decides to allow a resolution relating to a procedural or administrative matter to be voted on by a show of hands) pursuant to the Listing Rules. The results of the poll will be published on the websites of the Stock Exchange (http://www.hkexnews.hk) and the Company (http://www.ascentagepharma.com) in accordance with the Listing Rules.

2.	Any shareholder of the Company entitled to attend and vote at the AGM is entitled to appoint another person as proxy to attend and vote instead of him. A proxy need not be a shareholder of the Company. If more than one proxy is appointed, the number of shares in respect of which each such proxy so appointed must be specified in the relevant form of proxy. Every shareholder present in person or by proxy shall be entitled to one vote for each share held by him.

3.	In case of joint holders of shares, any one of such persons may vote at any meeting, either personally or by proxy, in respect of such shares as if he were solely entitled thereto, but if more than one of such joint holders are present at any meeting personally or by proxy, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of votes of the other joint holder(s) and for this purpose seniority will be determined by the order in which the names stand in the register of members of the Company.

4.	In order to be valid, the form of proxy together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power of attorney or authority, must be deposited at the Company’s Hong Kong Branch Share Registrar, Tricor Investor Services Limited, at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong, or via the designated URL (https://evoting.vistra.com/) by using the username and password provided on the notification letter sent by the Company not less than 48 hours before the time appointed for the AGM (i.e. not later than 10:00 a.m. on May 17, 2025) or the adjourned meeting (as the case may be). Delivery of the form of proxy shall not preclude a shareholder of the Company from attending and voting in person at the AGM and, in such event, the instrument appointing a proxy shall be deemed to be revoked.

5.	For determining the entitlement to attend and vote at the AGM, the register of members of the Company will be closed from May 14, 2025 to May 19, 2025, both dates inclusive, during which period no transfer of shares will be registered. In order to be eligible to attend and vote at the AGM, unregistered holders of shares of the Company shall ensure that all transfer documents accompanied by the relevant share certificates must be lodged with the Company’s Hong Kong Branch Share Registrar, Tricor Investor Services Limited, at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong for registration not later than 4:30 p.m. on May 13, 2025.

6.	With regard to the ordinary resolution in item 2 of this notice, (i) Dr. Yang Dajun and Mr. Ye Changqing will retire by rotation at the AGM and, being eligible, will offer themselves for re-election at the AGM; and (ii) Ms. Marina S. Bozilenko, Dr. Debra Yu and Marc E. Lippman, MD will retire at the AGM and, being eligible, will offer themselves for re-election at the AGM. Details of the above retiring Directors of the Company seeking re-election are set out in Appendix I to the Circular.

7.	An explanatory statement containing information regarding the ordinary resolution in item 6 of this notice is set out in Appendix II to the Circular.

As at the date of this notice, the Board of Directors of the Company comprises Dr. Yang Dajun as chairman and executive Director, Dr. Wang Shaomeng and Dr. Lu Simon Dazhong as non-executive Directors, and Mr. Ye Changqing, Mr. Ren Wei, Dr. David Sidransky, Ms. Marina S. Bozilenko, Dr. Debra Yu and Marc E. Lippman, MD as independent non-executive Directors.